July 2, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Certified Shareholder Report on Form N-CSR (“Annual Report”) of The Boyar Value Fund, Inc. (the “Fund”) (File No. 811-08253)

Dear Ladies and Gentlemen:

This letter responds to a comment from the staff of the Securities and Exchange Commission (the “Commission”) transmitted orally on June 26, 2012 relating to the Fund’s Annual Report, which was filed with the Commission on March 12, 2012  (Accession No. 0000910472-12-000740).  For the staff’s convenience, the comment is restated below, followed by the Fund’s response.

Comment:

The Annual Report indicates in Note 6 of the “Notes to Financial Statements” that the Fund made a return of capital distribution for the fiscal year ended December 31, 2011.  Please supplementally advise whether a Rule 19a-1 notice was sent to the shareholders of the Fund in connection with this distribution.

Response:

The character of the distribution as a return of capital was not known until after the distribution was made to shareholders, so no Rule 19a-1 notice accompanied the distribution.  Instead, pursuant to Rule 19b-1(e) under the Investment Company Act of 1940, the Fund promptly reported the corrected character of the distribution in its first report to shareholders after learning of the inaccuracy, which was the Annual Report.

*****

Per the staff of the Commission’s request and pursuant to the Commission’s press release (“Commission Staff to Publicly Release Comment Letters and Responses,” 2004-89), the Fund acknowledges the following:

•

The Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•

The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please do not hesitate to contact me at (631)470-2654 or Gretchen Passe Roin at (617) 526-6787.

Very truly yours,

/s/ Dawn A. Borelli

Dawn A. Borelli, Treasurer

cc:

Chad Eskildsen, Securities and Exchange Commission

Gretchen Passe Roin, WilmerHale

35 East 21st Street • Suite 8E • New York, NY 10010 • P. 212.995.8300 •

F. 212.995.5636

www.BoyarValueGroup.com